Eat. Drink. Gather.
EL BARRIO, NYC
contento
20 AUTHENTIC NEW YORK 19
August 2019

DISCLAIMER

The information in this deck is strictly private and confidential.

This communication is provided for information purposes only. It is not an offer to sell, or a solicitation of an offer to buy, any security, nor to enter into any agreement or contract with Contento. Any offering or potential transaction that may be related to the subject matter of this communication will be made pursuant to separate and distinct documentation and in such case the information contained herein will be superseded in its entirety by such documentation in final form.

This communication and the information contained herein is confidential and may not be reproduced or distributed in whole or in part without our prior written consent.

Our objective: Passionate hospitality professionals providing a unique, and memorable guest experience.

We strive to elevate Harlem dining by creating a restaurant that delivers world-class food and beverage at affordable prices in a comfortable, fun, and energetic atmosphere. Our planned design is very approachable for every day casual dining, special occasion, and corporate private events. We have created a flexible menu that caters high to mid-level wage earners in all age groups while offering food and beverage at the highest level of consistency, precision, and extraordinary quality. As a second generation restaurateur, Yannick Benjamin brings 20 years of experience in the world of hospitality along with an extensive portfolio of media exposure.

The Team

Yannick Benjamin



Yannick Benjamin is the Head Sommelier at the University Club and an Advanced Sommelier with the Court of Master Sommeliers. He is a proud New Yorker born into a family of French restaurateurs who knew that hospitality was his calling from a young age. Yannick worked at Le Cirque, Oceana, Jean-Georges, and Atlas before becoming a sommelier at Felidia and Atelier at the Ritz-Carlton.

He has had the good fortune of working with industry professionals such as Sirio Maccioni, Lidia Bastianich and Gabriel Kreuther. In 2003, a car accident left Benjamin paralyzed below the waist, and he quickly adapted, outfitting his wheelchair with a table that allows him to work the floor as a sommelier. Working currently at the University Club, Yannick manages an inventory of $500,000 selling wine on the floor to private club members. He has focused much of his attention towards targeted wine dinners, engaging members of the club and introducing them to a broad spectrum of wines.

Prior to working at the University Club, Yannick worked at LeDu's Wines where he

managed a boutique portfolio of clients and grew the store's wine selections throughout his 10-year tenure. Throughout his career, Yannick has catered to some of America's top wine collectors. Yannick has been recognized among Wine Enthusiast's Top 40 under 40 and was named Person of the Year by New Mobility Magazine in 2017. He was recently the resident sommelier on the hit radio show "On The Town with Michael Riedel" on AM 970 The Answer and has made multiple appearances on ABC, NBC, FOX, and CBS. In 2015, Yannick starred in "Uncorked," a documentary series about sommeliers on Esquire TV. Jancis Robinson of the Financial Times calls Benjamin "the new star of New York's gastronomic firmament" and The Wine Spectator talks about Benjamin revealing a "kinder, gentler side of the profession.

His proudest accomplishment has been raising over $1.2 million through his charity Wheeling Forward to help the disability community.

Oscar Lorenzzi



Born in Peru's culinary capital, Lima, Oscar has spent two decades working his way through the ranks of New York City's restaurant scene. Oscar moved to New York City in 1999, where he began working with chef Frederick Keiffer at hot spot Man Ray, including completing six months of intensive training at the restaurant's Paris flagship. Oscar continued to work with Keiffer on several projects over the years, including at L'Escale and Gaia, Keiffer's fine-dining French restaurants in Greenwich, Connecticut.

Oscar returned to New York City to work with Andy D'Amico (Sign of the Dove). Over the next decade, Oscar helped D'Amico's restaurant company, Chef Driven Group, develop the successful 5 Napkin Burger franchise, overseeing its expansion to three other states and several locations throughout the city. After the 5 Napkin Burger empire was firmly established, Oscar took over as Chef de Cuisine of two of the most longstanding and successful restaurants in the group, Marseille and Nice Matin.

After a decade with Chef Driven Group, Oscar embarked on a new adventure, accepting the position of Executive Chef of Graydon Carter's renowned Waverly Inn. Oscar ran the kitchen for almost two years, driving down food and labor costs seven points while keeping Waverly's star-studded guest list full and happy.

Oscar returned to Chef Driven Group in 2018, overseeing the kitchen at Nice Matin while helping develop plans for his dream project, Contento. During this time, Oscar also hosted multiple dinners at the James Beard House and worked at countless events and pop-ups around the country and abroad to hone his craft and fuel his culinary creativity, including the opening of Virgilio Martinez's Mil in Peru, an industry dinner at the Basque culinary conference in San Sebastian, and a celebrated charity event for the organization PopEarth held at the Southampton mansion featured in the show "Billions."

Oscar is muy Contento to embark on this new project with an incredible group of partners, and to bring his experience, perspective, and enthusiasm to bear on a restaurant that reflects his deep connection to his beloved city.

Mara Rudzinski



Mara is a wine and hospitality professional with over 10 years of experience in New York City. She was introduced to wine while taking her first of many courses when living abroad in Florence. Her career has brought her around the world; participating in harvest in France and Italy. She makes it a point every year to travel to a new wine region and maintains strong relationships with top winemakers.

Mara began her career with famed wine retailer Sherry Lehmann, where she was exposed to some of the finest and rarest wines available and maintained top sales in the company – producing $2.8 million in sales in 2010. She then became the General Manager at Le Dû's Wines; named best wine retail store by Zagat during her tenure. Working alongside Jean-Luc Le Dû in purchasing and overseeing the day to day operations of a $3-million store, she was continually problem-solving and managing all logistics for the business. She has had the

opportunity to be under the tutelage of other industry giants such as Daniel Johnnes of La Paulée, and Paul Greico of Terroir Wine Bar. Mara is currently the Head Sommelier of Lafayette, part of the NoHo Hospitality Group. There she manages the beverage program for a $13 million restaurant and is responsible for an overall increase in profitability & sales year over year as well as stabilizing overall beverage cost to 20% consistently for the last 3 years. Finally, Mara is also the acting Director of Events for the non-profit Wheeling Forward which is approaching its 8th year as the top charity wine fundraiser in New York City raising over $1.2 million.

Thrilled to be invigorated by this exciting project - Mara is looking forward to bringing her genuine passion for hospitality, wine and people to the Contento team.

Why East Harlem?

The rapidly developing East Harlem neighborhood is primed for re-inventing its dining experience.

- A mix of cultural, historical, and artistic fusion attracts newcomers from all walks and origins.

- More than 130,000 residents of varying ethnicities, nationalities, and incomes call East Harlem home.

- New arrivals who want to live in Manhattan and residents being priced out of Brooklyn and Long Island City, East Harlem is a welcoming home for young professionals and entrepreneurs.

- Conveniently located with easy access to mass transit, it's more affordable than adjacent Manhattan neighborhoods – attracting a new surge of residents.

- Twenty-one development sites are currently under construction attracting Whole Foods, coffee shops, gastro pubs and restaurants.

- Local businesses make $2.10 billion each year in retail sales.

- The reinvention of East Harlem has brought new restaurants and new cuisine to the neighborhood. While the established quality Latin cuisine remains popular, new cuisine inspired by Mediterranean and French are beginning to appear, yet still scarce.

- Craft breweries, burgers, bistros and bars have added to the cuisine as well as the nightlife.

- There is a significant opportunity to attract new businesses that meet the neighborhood's demand for healthy food, groceries, and restaurant options.

- The untapped potential for a greater variety of cuisine is high.

LOCATION, LOCATION, LOCATION

Where is Contento?

Contento will be located at 88 East 111th Street off Park Avenue, uniquely positioned directly across the street from the *Sendero Verde*, a 751,000-square-foot mixed-use development project. When complete, this entire city block will include 900 upscale apartments, a YMCA, Icahn School of Medicine at Mt. Sinai, Harlem RBI/DREAM Charter School, the Union Settlement and a vibrant mix of public and private open space.

An additional 900+ luxury rental apartments are scattered throughout the neighborhood creating a perfect setting fit for foodies and fun times.


UNION
SETTLEMENT

The target

Transplants to the neighborhood

- **Location:** Between 96th Street to the south, 5th Avenue to the west, and the Harlem River to the north and east.

- **Transit:** Lower Manhattan, the Bronx, and Westchester are easily reached by multiple subway lines and Metro-North.

- **Affordability:** The median sales price in Q4 2016 was $499,000, vs Central Harlem at $749,000 and Yorkville at $900,500.

Commercial development: Twenty-one development sites traded hands in the past three years, national retail brands are appearing eastward along 125th Street including Whole Foods. Several coffee shops, gastro pubs and beer garden-style restaurants have appeared as well.



LOCATION, LOCATION, LOCATION

Current landscape

The reinvention of East Harlem has brought new restaurants and new cuisine to the neighborhood. While the established quality Latin cuisine remains popular, new cuisine inspired by Mediterranean and French are beginning to appear, yet are few and far between. Craft breweries, burgers, bistros and bars have added to the cuisine and nightlife. The untapped potential for a greater variety of cuisine and beverage is high.

Contento is conveniently located 1 block from the 6 train, 2 Avenues from the 2,3 train, and a short distance from the new 2nd Ave line.

Source: Google Maps search, restaurants.



contento
Authentic New York fare drawing long lines at Yannick Benjamin's first restaurant
D'amore winebar & Ristorante
Cozy place for Italian...
El Kallejon
Snug haunt for Mexican tapas & cocktails
Patsy's Pizzeria
Established eatery for brick-oven pies
Taco Mix
Humble taqueria & al pastor specialist
Amor Cubano
Cuban chow in a festive spot
Rao's
Famed haunt for Italian dining
East Harlem Bottling Co.
Spot for varied bistro fare & drinks
Ollin
Cozy venue for homestyle Mexican...
Earl's Beer and Cheese
Popular place for craft beer & bites
116th Street
Central Pk North-110 St Lenox Av
110 St
103 St
96 Street
The Loch
Harlem River
FDR Dr.
CARNEGIE HILL
Map data

Current landscape

Restaurants	Established	# of Seats	General Hours	Open for Brunch	Business Description
Ricardo Steak House	2004	50	Mon – Sun: 4pm – 12am	Fri – Sun	Steaks, chops, seafood & drinks in a bustling, urban space with an open kitchen and DJ.
East Harlem Bottling Co.	2016	44	Mon – Sun: 11am – 2am	Sat & Sun	Cozy exposed-brick haunt offering craft beers, wine & an eclectic bistro & brunch menu.
Rao's	1896	~65	Mon – Sat: 10am – 10pm	No	VIPs fill the dining room of this 10-table Italian icon, where who you know is key to entry.
Patsy's Pizzeria	1933	~45	Mon – Sun: 11am – 12am	No	This historic parlor offers coal-fired pizzas & other Italian mains in a comfortable setting.
Mountain Bird / Gaudir	2014	31	Tues – Sun: 6pm –10pm	Sat & Sun	Comfortable, small space for French cooking focused on head-to-foot chicken & other poultry.
Earl's Beer and Cheese	2012	12	Mon – Sat: 11am – 12am	Sat & Sun	Craft brews pair with a cheese-focused menu at this packed spot on way-north Park Avenue.
D'Amore Winebar & Ristorante	2014	~25	Tues – Sun: 4pm –11pm	Sat & Sun	Intimate, low-key spot for Italian small plates, wines & espresso, along with weekend brunch.
Cascalote Latin Bistro	2013	~20	Mon – Sun: 11am – 12am	Fri – Sun	Casual eatery serving Latin dishes and cocktails in a quaint space with exposed-brick walls.
La Fonda Boricua	2012	~60	Mon – Sun 4pm – 12am	No	A neighborhood spot/community hangout serving hearty Puerto Rican grub.
Prime One 16	2013	~38	Mon – Sun 2pm –2am	Sat & Sun	Upbeat steakhouse offering an eclectic menu with seafood & global flavors, plus a lively bar.
El Paso	2007/2018*	~40	Mon – Sun: 11am – 12am	Sat & Sun	Lively south of the border–themed Mexican restaurant known for its tacos & guacamole.
The Lexington Social	2011	~25	Mon – Sun: 11am – 2am	Sat & Sun	Intimate wine bar offering Mediterranean-style tapas, specialty cocktails & a short list of beers.
Maxwell's Central Park	2016	~60	Mon – Sun: 11am – 2am	Sat & Sun	Vibrant, rustic-chic establishment offering New American dishes, and craft cocktails.
Amor Cubano	2007	38	Mon – Sat: 12pm – 12am	Sat & Sun	Traditional Cuban dishes are combined with mojitos at this upbeat place that features live music.

*Reopened 2018 in new location.

15

LOCATION, LOCATION, LOCATION

Positioning Contento

The establishments plotted on the chart show the average price per plate and the general category of cuisine.

Changing demographics and tastes, connects Contento to the East Harlem neighborhood and an Authentic New York dining experience.

$90
$80
$70
$60
$50
$40
$30
$20
$10
Rao's
Ricardo Steak House
Mountain Bird
El Paso
Prime One 16
Amor Cubano
East Harlem Bottling Co.
Contento
Las Delicias Mexicanas
Harlem Industrial Kitchen
Maxwell's Central Park
Cascalote Latin Bistro
Patsy's Pizzeria
Earl's Beer and Cheese
La Fonda Boricua
Cuchifritos Frituras
Taco Mix
The Lexington Social
Joy Burger Bar
Latin
Italian
Steakhouse
Bistro
New cuisine
East Harlem Redefined

The Contento brand

Brand Narrative

At Contento, our philosophy is straightforward: an authentic New York City dining experience should be accessible to everyone. We aspire to provide personalized service, sincere hospitality and comforting food and beverage to East Harlem and New York City. Contento is committed to a promise that our customers will experience the cultural, historical, and artistic fusion that defines our city. We are proud to have the unique opportunity as born and raised New Yorkers to bring grace, dignity and enthusiasm to all.

Giving back

Our team has close ties within the Disability Community in East Harlem and throughout NYC founding 2 successful organizations: Wheeling Forward and Wheels of Progress. We plan to utilize our collective experiences as well as our location to offer enriched programs that will enhance the quality of life of people living with disabilities, a vulnerable and marginalized segment of our community. With the close proximity to the AXIS Project; a multidisciplinary center committed to providing high quality services for those with physical disabilities, we will continue our years of services to the community.

Our program will focus on two key areas:

- Programs to build hospitality skills through job training

- Nutritional programs that educate and promote healthy living

Contento's mission is to provide access to good food and a sustainable lifestyle to all.



Wine on Wheels event

Wine on Wheels event

A cooking event at the Axis Project sponsored by Wheeling Forward

Logo & Brand System

Designed by Paul Verga and Beca Lee from the renowned Landor Associates.

They have created a wordmark and tagline that clearly captured Yannick's vision. The rasied"o" signifies an elevated dinning experience and the tagline captures who we are authentically New York.

In addition they created a Contento stamp and multiple pieces of collateral and guidelines, including website, photography look and feel, menus and more.

Logo Black and Color with Tagline

contento

contento

AUTHENTIC NEW YORK

Stamp Black and Color with Tagline



co

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CONTENTO · AUTHENTIC NEW YORK · EL BARRIO, NYC

Photography Look and Feel





PHOTOGRAPHY
Photography plays a crucial role in communicating the Contento brand. Our images should be set in a warm, authentic, sophisticated mood that showcases our food. The presentation should feel sophisticated, but not overly polished or "too perfect". Our food should look like it was handcrafted by artisans. Lighting should feel dramatic, but not overly dark or bright. Props should be minimal with a layered and textured feel, and never take away from the food as the hero of the image.
contento

PHOTOGRAPHY – SECONDARY
Complementing the presentation of Contento food, our secondary photography uses the street art of El Barrio. Cropped sections of wall murals showing brick textures and details of brush strokes, carefully and lovingly applied, demonstrates the artistic passion and heritage of the neighborhood.
EL BARRIO



contento

AUTHENTIC NEW YORK

ABOUT

MENU

CONTACT

PRESS

Product offerings



PRODUCT OFFERINGS

contento

Food Offerings

contento
Crispy Chickpeas 4
Bread & Cultured Butter 5
House Cured Olives 5
Heirloom Beans & Cream 8
Burrata, Pepperonata, Aged Balsamic Vinegar 16
Iceberg Lettuce, Point Reyes Blue Cheese, Tomato Confit, Bacon Lardons 15
Beef Tartare, Cornichons, Capers 18
Octopus, Potato, Roasted Pepper, Chorizo, Olives, Smoked Pimenton Aioli 19
Grilled Savoy Cabbage, Anchovies, Garlic 14
Roasted Carrots, Cashew Cream, Lentils, Mint 12
Diver Sea Scallops, Cauliflower Puree,Pancetta Lardons, Capers, White Truffle Oil 21
Cacio e Pepe, Spaghetti, Black Pepper, Pecorino 17
Oxtail Ragu, Pappardelle, Parmigiano, Parsley 18
Steak Frites, Salsa Verde 32
Contento Burger, Smoked Cheddar, Caramelized Onions, Rosemary-Garlic Fries 23

Food Offerings	**Item Selections**	**Est. Price Range**
Small Plates	8-12	$10 - $18
Pasta/Vegetarian	3 – 5	$14 - $18
Pizza	8 – 12	$22-$28
Entrees	4 – 6	$22-$38
Desserts	8 – 12	$8 - $10
Large Parties	**Item Selections**	**Est. Price Range**
Family-style	4 – 6	$45 - $85
Special	**Item Selection**	**Est. Price Range**
Tasting Menu	1	$42 - $55
Tasting Menu Drinks	1	$55 - $70



Beverage Offerings

Yannick Benjamin, featured on Esquire's Uncorked and Wine Enthusiasts 40 under 40 tastemakers, will bring his 20-years of experience and passion in the wine and beverage industry to upper Manhattan. Joined by Mara Rudzinski of Noho Hospitality there will be a strong focus breaking down the barrier making great service, beverage and food accessible for all.

- Yannick and Mara will regularly host in house tastings, wine dinners and seminars engaging staff and connecting with the community

- Bringing the world of wine to East Harlem we will feature many producers that we know on a first name basis

- Domaine Christian Moreau Pere et Fils, Paolo Scavino, Julie Benau, Andre & Michel Drappier Champagne, Dirupi, Podere Ciona:
  Price $50-$150

- Classic Cocktails and Variations:
  Price $8-$18

- Beers from around the world:
  Price $6-$10

The space

THE SPACE

Lease Details

SIZE	1200 SQUARE FEET
RENT	$3,154
% YEARLY INCREASE	3%
% RENT	0% BREAKPOINT
LEASE	10-YEAR PLUS 5-YEAR OPTION
TAXES	NO TAXES: 15-YEAR TAX ABATEMENT

The Contento floor plan has been designed to maximize service efficiency and ensure the comfort of our guests. The seating allows guests to be intimate with their dining companions as well as collegial with staff and other guests fostering a comfortable neighborhood feel.

Key features of the layout:

- Seating capacity: 35 to 40
- Wheelchair accessible entrance, bar and tables
- Exposed brick walls





SHELVES
DW
RACK
SINK
160
PREP. AREA
140
FRYER
FRYER
FLATTOP & 6-BURNER STOVE
SPRINKLER
150
KITCHEN
D REF.
SHELVES ABOVE
KS
WALL-MNTD.
KITCHEN REFF.
BAR FREEZER
TABLE
BAR REF.
FLOATING SHELVES
ICE MACHINE
GLASS WASHER
BAR SINK
120
BAR
KEGERATOR
WHEELCHAIR ACCESSIBLE BAR
EXPOSED BRICK WALL
2-TOP TABLE
130
SEATING
WALL-MOUNTED SHELVES ABOVE
BENCH W/ STORAGE UNDERNEATH
EXPOSED BRICK WALL
EXISTING HATCH
EXISTING SIDEWALK

Main floor

EXIT
GREASE TRAP
180
STORAGE/ PREP
TRIPLE-SINK
PREP TABLE
WALK-IN COOLER BOX
SHELVING ABOVE
170
STORAGE/ OFFICE
8 RISERS UP TO STREET LEVEL
DESK
8 RISERS DN FROM STREET LEVEL

Basement



Decor

To connect with the East Harlem neighborhood, Contento must feel like home. The design will be done by David Rockwell Design Firm. Inspired by the Casita (little home), an ingenious environment of a tiny tropical world built by immigrants reclaiming the landscape and engaging the community. Contento will give people a sense of being home as did the casita.







THE SPACE

Decor


CPR KIT
AVAILABLE
AT BAR









Exterior

The exterior plan calls for an all glass front as describe by David Rockwell. It will illuminate a cozy warm glow enticing a welcoming and joyful experience for all.

Launch Plan

Communication support to launch Contento

Contento has retained the award-winning food, wine and spirits communications agency Teuwen Communications to handle public relations. Their task is to develop a strategic plan to include:

- Identify one key outlet to set up a priority announcement. Keep details secret until the announcement of the launch. For this, we recommend the New York Times which has a regional, national and international reach.
- Obtain coverage in all major newspapers and food, wine lifestyle, business publications online and in-print

3 months prior to opening

- Contact press to set up priority announcement
- Prepare fact sheet with initial details, offer hard hat visit

2 months prior to opening

- Prepare press materials, identify all potential angles:
  - Food (breaking down different items for different publications), wine, beer, cocktails, Yannick, Mara, Wheeling Forward, the partners, the neighborhood, the concept/philosophy, the décor, etc.

Start training in-house PR/Social Media Team

Prepare media target lists:

- New York/NJ publications: New York Post, New York Magazine, Daily News, DNA, Gotham, AM New York, Newsday, Star Ledger, Inside Jersey, Crain's NY
- Food/Wine: Food & Wine, The Kitchn, Food Republic, Honest Cooking, Tasting Table, Daily Meal, Wine Spectator, Wine & Spirits, Wine Enthusiast, Beverage Media, SOMM Journal, Pure Wow, Pop Sugar
- Business: Crain's, Forbes, Bloomberg, Business Insider
- Lifestyle/consumer: GQ, Esquire, Maxim, Thrillist, Brit + Co, Refinery 59, DuJour, Real Simple, Bustle
- Influential bloggers and social media influencers

Ongoing

- Keep media/social media presence strong with original and engaging content

- Participate in Harlem events (Harlem Eat Up) + high visibility NYC event when appropriate

- Make Contento the hub for trade/media living in Harlem.

Marketing Plan Year 1

- Throughout the first year and beyond, we will continue to analyze our customer demographics and our dinner and take out offers. This will potentially lead to opening for breakfast, lunch or weekend brunch.

Marketing Plan Year 2

- Convert the current mph location into a flex space to accommodate private dining for groups of 12-20 and potentially serve as a store for take-out and Contento branded products.

- Create a Fine Wine store. Link it to Contento, if not in name, but through façade design, interior look and feel and combined social media and other communications efforts.

Marketing Plan Year 3

- We will explore expanding the Contento concept to new locations, focusing on untapped markets in the Bronx, Brooklyn and Queens.